October 18, 2021

Cara Wirth
Lilyanna Peyser
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:    Target Corporation
Form 10-K for the Fiscal Year Ended January 30, 2021
Filed March 10, 2021
File No. 001-06049

Dear Cara Wirth and Lilyanna Peyser:

Thank you for your letter dated September 22, 2021, regarding Target Corporation. We place a high priority on providing clear and useful disclosures to the readers of our SEC filings, and we welcome the opportunity to review our practices to make our disclosures even better. Following this introductory section are your comments in italics and our responses.

We believe our responses address your comments. Should the staff have further questions or comments, we would welcome direct dialogue and collaboration to discuss suggestions for future filings.

Form 10-K for the fiscal year ended January 30, 2021

General

1. We note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

Target’s Response to Comment 1

As a general merchandise retailer with over 1,900 stores located across the United States, we have stakeholders on a variety of matters. These stakeholders include our employees (whom we refer to as “team members”), customers (whom we refer to as “guests”), suppliers, investors, nonprofits, and others.

We provide disclosure in our Securities and Exchange Commission (“SEC”) filings primarily to satisfy our obligations under the securities laws and provide “material” information to our shareholders and the investing public. Additionally, we provide information on our website and in various other public disclosures, including our 2021 Target Corporate Responsibility Report (“CR Report”) which you referenced, that may be useful or of interest to our different stakeholders for a variety of reasons. For example, we have a legacy of corporate responsibility, community support, and sustainability efforts. Consistent with that legacy, and one of many factors we view as important to our reputation and relevance with our stakeholders, we disclose information in our CR Report and elsewhere about our programs and commitments related to global environmental, social and governance topics, including climate, to address evolving stakeholder expectations, even where those issues may not have a material effect on our business.

For purposes of this question and the other questions below, we note in particular the statement on page 4 of our CR Report that it reports on topics material to stakeholders across our value chain, as identified during our 2018-2019 materiality assessment and 2020 stakeholder engagement. It also clarifies that, for purposes of the CR Report, we use the Global Reporting Initiative’s definition of materiality, which differs from the definition used for SEC filings. As a result, issues deemed material for purposes of the CR Report may not be considered material for SEC reporting purposes. Where topics in our CR Report meet the general standards of “materiality” under the securities laws and such disclosure is required, we include the material information about those topics in our SEC filings.

We acknowledge and follow the SEC’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010) (“Release No. 33-9106”), as well as the principles-based disclosure rules in Regulation S-K. Even though the specific effects of climate change are not currently material to Target under the SEC’s applicable disclosure standards, we acknowledge the general effects of climate change and also the public interest in the topic, which is one of the reasons we disclose information about climate change and other sustainability topics on our website, in our CR Report, and in other public disclosures.

Finally, as it pertains to this question and the other questions below, we acknowledge our obligation to continuously review these matters as part of our ongoing disclosure controls and disclose climate-change related matters in our SEC filings to the extent we determine it is required. At the same time, we appreciate the interest many of our stakeholders have in information about climate change, and we expect to continue providing information about climate change and other environmental, social, and governance topics through various public disclosures, including our website and CR Report.

Risk Factors, page 5

2. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

Target’s Response to Comment 2

We reviewed the applicable disclosure standards while preparing our Form 10-K and concluded that transition risks related to climate change are not expected to materially affect our business, financial condition, and results of operations. As materiality is assessed in connection with each filing, we will disclose transition risks related to climate change that may affect our business, financial condition, or results of operations if they become material to Target and such disclosure is required or we otherwise determine such disclosure to be appropriate.

3. Disclose any material litigation risks related to climate change and the potential impact to the company.

Target’s Response to Comment 3

We reviewed the applicable disclosure standards while preparing our Form 10-K and concluded that we do not have any material litigation risks related to climate change. As materiality is assessed in connection with each filing, we will disclose litigation risks related to climate change and the potential impact to the company if they become material to Target and such disclosure is required or we otherwise determine such disclosure to be appropriate.

Management's Discussion and Analysis, page 17

4. We note your discussion of past and/or future investments in climate-related projects in your CSR report. If material, please quantify these expenditures in your SEC filings.

Target’s Response to Comment 4

We reviewed the applicable disclosure standards while preparing our Form 10-K and concluded that our investments in climate-related projects have not and are not expected to materially affect our business, financial condition, or results of operations. As materiality is assessed in connection with each filing, we will disclose climate-related investments if they become material to Target and such disclosure is required or we otherwise determine such disclosure to be appropriate.

5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
• decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
• increased demand for goods that result in lower emissions than competing products;
• increased competition to develop innovative new products that result in lower emissions; and
• any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Target’s Response to Comment 5

We reviewed the applicable disclosure standards while preparing our Form 10-K and concluded that indirect consequences of climate-related regulation or business trends have not and are not expected to materially affect our business, financial condition, or results of operations. As materiality is assessed in connection with each filing, we will disclose indirect consequences of climate-related regulation or business trends if they become material to Target and such disclosure is required or we otherwise determine such disclosure to be appropriate.

6. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
• quantification of material weather-related damages to your property or operations;
• potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
• any impacts to your supply chain resulting from decreased agricultural production capacity in areas affected by drought or other weather-related changes; and
• any weather-related impacts on the cost or availability of insurance.

Target’s Response to Comment 6

We reviewed the applicable disclosure standards while preparing our Form 10-K and concluded that significant physical effects of climate change on our operations and results have not and are not expected to materially affect our business, financial condition, or results of operations. As materiality is assessed in connection with each filing, we will disclose significant physical effects of climate change on our operations and results if they become material to Target and such disclosure is required or we otherwise determine such disclosure to be appropriate.

7. Quantify any material increased compliance costs related to climate change.

Target’s Response to Comment 7

We reviewed the applicable disclosure standards while preparing our Form 10-K and concluded that compliance costs related to climate change have not and are not expected to materially affect our business, capital expenditures, competitive position, financial condition, or results of operations. As materiality is assessed in connection with each filing, we will disclose any increased compliance costs related to climate change if they become material to Target and such disclosure is required or we otherwise determine such disclosure to be appropriate.

8. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

Target’s Response to Comment 8

We reviewed the applicable disclosure standards while preparing our Form 10-K and concluded that our purchases of carbon credits or offsets have not and are not expected to materially affect our business, financial condition, or results of operations. As materiality is assessed in connection with each filing, we will disclose our purchases of carbon credits or offsets if they become material to Target and such disclosure is required or we otherwise determine such disclosure to be appropriate.

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On behalf of Target Corporation, I thank you for your consideration of our response.

Sincerely,

/s/ Michael J. Fiddelke
Michael J. Fiddelke
Executive Vice President and Chief Financial Officer